SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO

Tender Offer  Statement  under  Section  14(d)(1) or 13(e)(1) of the  Securities
                     Exchange Act of 1934 (Amendment No. 2)

                                NTS-Properties VI
                       (Name of Subject Company (issuer))

                     NTS-Properties VI (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                 J.D. Nichols (Offeror and Affiliate of Issuer)
                Brian F. Lavin (Offeror and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E407
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                NTS-Properties Associates VI and Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800

            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

Calculation of Filing Fee
--------------------------------------------------------------------------------
|  Transaction Valuation: $76,000          |         Amount of Filing Fee      |
|  200 Limited Partnership Interests       |               $15.20  (b)         |
|  at $380 per Interest (a)                |                                   |
--------------------------------------------------------------------------------
        (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
        (b) Calculated as 1/50th of 1% of the Transaction Value.
| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.
         Amount Previously Paid:____________________________     Not Applicable
         Form or Registration No.:__________________________     Not Applicable
         Filing Party:______________________________________     Not Applicable
         Date Filed:________________________________________     Not Applicable

| | Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
         Check the appropriate boxes below to designate any transactions to which the statement relates:
         |X| third-party tender offer subject to rule 14d-1.
         |X| issuer tender offer subject to rule 13e-4.
         | | going private transaction subject to Rule 13e-3.
         | | amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                    AMENDMENT NO. 2 TO TENDER OFFER STATEMENT
                                 ON SCHEDULE TO

                                  INTRODUCTION

         This Amendment No. 2 dated July 25, 2000 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on March 24, 2000 by NTS-Properties VI, a Florida limited partnership (the "Partnership") and ORIG, LLC, a Kentucky Limited Liability Company (the "Affiliate") to purchase in the aggregate up to 200 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated March 27, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 200 Interests at a Purchase Price of $380.00 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on June 27, 2000. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to August 15, 2000 with a notice sent to the Limited Partners on June 23, 2000 and a press release dated June 23, 2000. The Offerors filed Amendment No. 1 to the Original Statement on June 23, 2000. A copy of the letter sent to Limited Partners notifying them of the Offeror's extension of the Expiration Date to August 15, 2000 and a copy of the press release dated June 23, 2000 were included as exhibits to Amendment No. 1 to the Original Statement.

         This Amendment constitutes the second amendment to the Original Statement, as amended by Amendment No. 1, by including a copy of the Notice sent to Limited Partners dated July 21, 2000 notifying them that the Offer will expire on August 15, 2000. The Notice is attached hereto as Exhibit (a)(8).

Item 12.  Material to be filed as Exhibits.
-------------------------------------------
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

     (a)(8) Notice sent by the Partnership to Limited Partners dated July 21, 2000.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    July 25, 2000                     NTS-PROPERTIES VI, a Florida limited
                                           partnership

                                           By:     NTS-PROPERTIES ASSOCIATES
                                                   VI, General Partner

                                           By:     /s/ J.D. Nichols
                                                   ----------------
                                                   J.D. Nichols,
                                                   Managing General Partner

                                           ORIG,    LLC,    a
                                           Kentucky   limited liability company.

                                           By:      /s/ J. D. Nichols
                                                     -----------------
                                                    J.D. Nichols,
                                                    Managing Member


                                                    /s/ J. D. Nichols
                                                    -----------------
                                                    J. D. Nichols, individually


                                                    /s/ Brian F. Lavin
                                                    ------------------
                                                    Brian F. Lavin, individually

                                    EXHIBITS

Exhibit
Number        Description
------        -----------

(a)(8)        Notice sent by the Partnership to Limited Partners dated
              July 21, 2000.

                                                                  EXHIBIT (a)(8)











     Notice Sent by the Partnership to Limited Partners dated July 21, 2000.

July 21, 2000


Dear NTS-Properties VI Investor:

                                  FINAL NOTICE

              The expiration for the Offer to Purchase Interests of

                     NTS-Properties VI dated March 27, 2000

                         will expire on August 15, 2000


If all conditions to the Offer are satisfied, payment for Interests will be mailed on or about August 21, 2000.

If you have already submitted paperwork to tender your Interests, no additional paperwork is required. You will automatically receive payment. If you have not submitted your paperwork and wish to do so, you have until 11:59 p.m. Eastern Standard Time on Tuesday, August 15, 2000 to receive the offer of $380.00 per Interest.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal dated March 27, 2000.

If you have any questions regarding this offer, please call (800) 387-7454 or (800) 928-1492, extension 544.